UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)
BMP Sunstone Corporation

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
077255107

(CUSIP Number)
David Gao
Chief Executive Officer
BMP Sunstone Corporation
600 W. Germantown Pike, Suite 400
Plymouth Meeting, Pennsylvania 19462
(610) 940-1675
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 27, 2009

(Date Of Event Which Requires Filing Of This Statement)
If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

CUSIP No.	077255107	13D	Page	2	of	5 Pages

1	NAME OF REPORTING PERSONS Abacus Investments Limited S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Abacus Investments Limited is organized under the laws of Bermuda.

	7	SOLE VOTING POWER

NUMBER OF		7,907,484 Shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,907,484 Shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,907,484 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.65%*

14	TYPE OF REPORTING PERSON

CO
* Based on 40,246,410 outstanding shares of Common Stock as of November 7, 2008 (as reported in the Form 10-Q filed by BMP Sunstone Corporation with the Securities and Exchange Commission on November 10, 2008), calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934

(Page 2 of 5 Pages)

Item 1. Security and Issuer
     This Amendment No. 4 (“Amendment No. 4”) relates to the Schedule 13D filed by Abacus Investments Limited (“Abacus”) with the Securities and Exchange Commission (the “Commission”) on November 22, 2006, as amended by Amendment No. 1, filed on December 22, 2006, Amendment No. 2, filed on November 20, 2007 and Amendment No. 3, filed on December 11, 2007 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of BMP Sunstone Corporation, a Delaware corporation (the “Company”).
Item 4. Purposes of Transactions
     Item 4 is amended and restated as follows:
     Abacus has held all the shares of Common Stock beneficially owned by it for the purpose of investment. Abacus evaluates its investment on a continuing basis. On January 25, 2009, Abacus’ board of directors approved (i) a plan of complete liquidation of Abacus, (ii) the appointment of a liquidator to oversee the plan of complete liquidation and (iii) submission of such matters for a vote of the Abacus shareholders. On January 27, 2009, the Abacus shareholders approved each of these matters by majority written consent, and Abacus is proceeding with its plan of complete liquidation, which includes, among other things, an in kind pro rata distribution of the shares of Common Stock currently held by Abacus to its shareholders. Following the completion of the distribution, Abacus will no longer beneficially own any Common Stock. Abacus expects the distribution of shares of Common Stock to be completed in February 2009 and the liquidation to be completed in March 2009.
     The preceding information is being disclosed pursuant to Item 4(a) of Schedule 13D. Other than the potential liquidation and distribution described above, Abacus has no plan or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Abacus, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.
Item 5. Interest in Securities of the Issuer
     Item 5(a) is amended and restated as follows:
     As of the date hereof, Abacus is the beneficial owner of 7,907,484 shares of Common Stock which constitutes approximately 19.65% of the Company’s 40,246,410 issued and outstanding shares of Common Stock, based on information contained in a Form 10-Q filed by the Company with the SEC on November 10, 2008.
     John F. Turben, Chairman and Chief Executive Officer of Abacus, is the owner of 43,478 shares of common stock. With the exception of Mr. Turben’s ownership, no executive officer or director owns any shares of Common Stock except for his or her indirect ownership of the Common Stock owned by Abacus.
[The remainder of this page is intentionally left blank.]

(Page 3 of 5 Pages)

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 27, 2009

ABACUS INVESTMENTS LIMITED
By:	/s/ Nicolas Hoskins
	Name:	Nicolas Hoskins
	Title:	Liquidator

(Page 4 of 5 Pages)

SCHEDULE A
Abacus Investments Ltd.

Name	Position	Principal Occupation	Business Address	Citizenship

John F. Turben	Director/Chairman &	Managing Partner of	Kirtland Capital Partners	U.S.A.
	CEO	Kirtland Capital	3201 Enterprise Parkway
		Partners	Suite 200 Beachwood Ohio
44122 USA

Sir John Craven	Director	Chairman of	113 St. George’s Square	U.K & Canada
		Patagonia Gold plc	London SW1V 3QP
England

Robert Mulderig	Director/ Deputy	Chairman of	14 Par-la-Ville Road	U.K.
	Chairman	Woodmont Management	Hamilton, Bermuda HM 05
Ltd.

Deanna Didyk	Director	Managing Director	14 Par-la-Ville Road	Canada
		of Woodmont	Hamilton, Bermuda HM 05
Management Ltd.

Helen Ann Chisholm	Assistant Secretary	Executive	Suite 810, CIBC Bldg.	Canada
		Administrator of	1809 Barrington Street
		Maritime Corporate	Halifax, Nova Scotia
		Services Ltd.	Canada B3J 3K8

Laurie Rayner	Secretary	Senior	14 Par-la-Ville Road	U.K.
		Administrator of	Hamilton, Bermuda HM 05
Woodmont Management
Ltd.

Lady Ning Craven	Director	Director; Abacus	113 St. George’s Square	Canada
		Investments Limited	London SW1V 3QP
England

Philip A. Embiricos	Director	Director	Embiricos Shipbrokers Ltd.	Greece
Commonwealth House
1-19 New Oxford Street
London WC1A 1NU
England

(Page 5 of 5 Pages)